EXHIBIT 16.1

March 29, 2013

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the comments made regarding us in Item 4.01 of Form 8-K of Stewardship Financial Corporation (the “Corporation”) dated March 29, 2013, as contained in the third sentence of the first paragraph of Item 4.01 and the second paragraph of Item 4.01, and are in agreement with those statements. We are not in a position to agree or disagree with the stated reason for changing principal accountants, as well as the Corporation’s statements that the Audit Committee decided to engage KPMG LLP to serve as the Corporation’s independent registered public accounting firm for the fiscal year December 31, 2013.

Crowe Horwath LLP

Livingston, New Jersey

cc:	Audit Committee
Stewardship Financial Corporation